SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

InterTAN, Inc.

(Name of Subject Company)

InterTAN, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00

(Title of Class of Securities)

461120107

(CUSIP Number of Class of Securities)

Brian E. Levy

President and Chief Executive Officer

InterTAN, Inc.

279 Bayview Drive

Barrie, Ontario Canada L4M 4W5

(705) 728-6242

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy To:

Fred W. Fulton

Thompson & Knight L.L.P.

1700 Pacific Avenue, Suite 3300

Dallas, Texas 75201

(214) 969-1700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item  9.    Exhibits

(a)(5)(A)	News Release dated March 31, 2004*
(a)(5)(B)	Transcript of Remarks made by Brian E. Levy to Employees*
(a)(5)(C)	Letter from RadioShack Corporation to InterTAN, Inc. dated March 31, 2004
(a)(5)(D)	Letter from RadioShack Corporation to InterTAN, Inc. dated April 2, 2004
(a)(5)(E)	Letter from RadioShack Corporation to InterTAN, Inc. dated April 5, 2004
(a)(5)(F)	Letter from InterTAN, Inc. to RadioShack Corporation dated April 5, 2004
(a)(5)(G)	News Release dated April 6, 2004

*	Incorporated by reference to the Schedule 14D-9C filed by InterTAN, Inc. on March 31, 2004